UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38748

MOGU Inc.

Huanglong Wanke Center, 23/F

Building No. G

No. 77 Xueyuan Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______________

Explanatory Note

This current report on Form 6-K was filed in connection with the resignation of Ms. Huiqing Wang as the financial controller of MOGU Inc. (the “Company”). Ms. Wang’s resignation was due to personal reasons and will take effect on May 12, 2021. Ms. Wang’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs.

Ms. Qi Feng will assume the role of the financial controller, effective upon Ms. Wang’s departure. Ms. Feng joined the Company in June 2013 as the director of finance department and started to serve as the president assistant from February 2018. Prior to joining the Company, Ms. Feng worked at State Street Technology (Zhejiang) Co., Ltd. as the reporting manager from 2012 to 2013 and worked for over 6 years in total at PricewaterhouseCoopers Consultants (Shenzhen) Limited and KPMG Enterprise Consulting Co., Ltd. Ms. Feng received her bachelor’s degree in mathematics in 2003 and master’s degree in financing in 2006 from Zhejiang University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Chairman and Chief Executive Officer

Date: May 12, 2021